Department of Environment and Natural Resources (DENR}
Mines and Geosciences
2/F J. Fernandez Bldg.,
MGB Comp., North Avenue
Diliman, Quezon City
Philippines

license and Permit for Mining and Exploration

Applicant:	Palayan Resources Inc.

Subject Claim:	Palayan Gold Claim

Legal Description:	Parcel 217-119-862

Registry:	Nueva Ecija

As of the 19th of June, 2014, the Department of Environment and Natural Resources - Mines and Geosciences, hereby grants an extension of the License and Permit for Mining and Exploration for work to be conducted on the Palayan Gold Claim wholly owned by Palayan Resources Inc., a corporation incorporated in the United States of America.

With issuance of this extension of the license, Palayan Resources Inc.agrees to abide by all Environmental terms and conditions, and guidelines with any and all mining and exploration work the company conducts on the Palayan Gold Claim. Failure to abide by the Environmental terms, conditions and guidelines will result in the immediate cessation of this license and possible fines and/or other remedies at the disposal of the DENR.

This extension shall be valid until the 1st of July, 2015 and must be renewed no later than thirty (30) days prior to the expiration of this license.

DIANNE VELDEZ
Administrator - DENR